Filed Pursuant to Rule 424(b)(5)

Registration No. 333-193949

PROSPECTUS

ChyronHego Corporation

18,919,129 Shares
COMMON STOCK

This prospectus relates to 18,919,129 shares of our common stock that may be sold from time to time by the selling stockholders named herein. The shares of our common stock offered under this prospectus by the selling stockholders were issued (or may be issued) to the selling stockholders by us in connection with our acquisitions of Hego Aktiebolag (“Hego”) and the minority interests in its subsidiary, Hego Trac Aktiebolag (“Hego Trac”), as follows and as further described in this prospectus under the heading “Selling Stockholders”:

●

Shares of common stock issued to the former shareholders of Hego (the “Hego Shareholders”), pursuant to a Stock Purchase Agreement, dated March 9, 2013, by and among the Company, Chyron Holdings, Inc., Goldcup 8582 AB (n/k/a ChyronHego Holding AB), Hego and Westhill Group AB, as Representative of the Sellers (the “Stock Purchase Agreement”);

●	Shares of common stock that may be issued to the Hego Shareholders upon the satisfaction of certain milestones, as set forth in the Stock Purchase Agreement;

●

Shares of common stock assigned by the Hego Shareholders to Stella Advisors, pursuant to a Stock and Earn-out Rights Assignment Agreement (the “Stella Assignment Agreement”), by and among the Company, Stella Capital Advisors LLP (“Stella Advisors”) and the Hego Shareholders named therein;

●

Shares of common stock issued to the former shareholders of Hego Trac (the “Hego Trac Shareholders”), pursuant to a Share Purchase Agreement, dated October 7, 2013, by and among Provider Capital AB, Repsorp Capital AB, David Stubley, Egnus International Corp., Robert Hernadi and ChyronHego AB (the “Hego Trac Purchase Agreement”); and

●	Shares of common stock issuable upon the exercise of warrants issued by the Company to the Hego Trac Shareholders pursuant to the Hego Trac Purchase Agreement.

We are not selling any securities under this prospectus and will not receive any of the proceeds from the sale of shares of our common stock by the selling stockholders.

The selling stockholders, including their respective donees, pledgees, transferees or other successors-in-interest, may sell the common stock being offered by this prospectus from time to time on terms to be determined at the time of sale through ordinary brokerage transactions or through any other means described in this prospectus under “Plan of Distribution.” The selling stockholders, including their respective donees, pledgees, transferees or other successors-in-interest, may sell the shares in negotiated transactions or otherwise, at the prevailing market price for the shares or at negotiated prices. We will not be paying any underwriting discounts or commissions in this offering.

Our common stock is listed on the NASDAQ Global Market under the symbol “CHYR.” On May 13, 2014, the last reported sale price of our common stock was $2.17 per share. Prospective purchasers of our securities are urged to obtain current information as to the market prices of our securities, where applicable.

Investing in our securities involves a high degree of risk. Before deciding whether to invest in our securities, you should consider carefully the risks that we have described on page 3 of this prospectus under the caption “Risk Factors,” as well as the risks described under “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K and Item 1A of each subsequently filed Quarterly Report on Form 10-Q (which documents are incorporated by reference herein), as well as the other information contained or incorporated by reference in this prospectus or in any prospectus supplement hereto before making a decision to invest in our securities. See “Incorporation of Documents by Reference” and “Where You Can Find More Information” in this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 21, 2014.

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS	ii

ABOUT THIS PROSPECTUS	iii

INCORPORATION OF DOCUMENTS BY REFERENCE	iii

PROSPECTUS SUMMARY	1

THE OFFERING	2

RISK FACTORS	3

USE OF PROCEEDS	14

SELLING STOCKHOLDERS	15

PLAN OF DISTRIBUTION	21

LEGAL MATTERS	23

EXPERTS	23

WHERE YOU CAN FIND MORE INFORMATION	23

We have not, and the selling stockholders have not, authorized anyone to give any information or to make any representation other than those contained or incorporated by reference in this prospectus or any applicable prospectus supplement. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus or any applicable prospectus supplement. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where it is lawful to do so. This prospectus or any applicable prospectus supplement does not constitute an offer to sell or the solicitation of an offer to buy any shares other than the registered shares to which they relate, nor does this prospectus or any applicable prospectus supplement constitute an offer to sell or the solicitation of an offer to buy shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. You should not assume that the information contained in this prospectus or any applicable prospectus supplement is accurate on any date subsequent to the date set forth on the front of the document or that any information we have incorporated by reference is correct on any date subsequent to the date of the document incorporated by reference, even though this prospectus or any applicable prospectus supplement is delivered or shares are sold on a later date.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This registration statement contains forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, included in this registration statement regarding our strategy, future operations, future financial position, future revenues, financial projections and assumptions, projected costs, prospects and plans and objectives of management are forward-looking statements. The words “anticipates,” “believes,” “contemplates,” “continues,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “predicts,” “potential,” “projects,” “should,” “target,” “will,” “would” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that the expectations underlying any of our forward-looking statements are reasonable, these expectations may prove to be incorrect and all of these statements are subject to risks and uncertainties. Should one or more of these risks and uncertainties materialize, or should underlying assumptions, projections or expectations prove incorrect, actual results, performance or financial condition may vary materially and adversely from those anticipated, estimated or expected. We have identified below some important factors that could cause our forward-looking statements to differ materially from actual results, performance or financial conditions:

●	our ability to market, commercialize and achieve market acceptance of any of our products, including those products that we are developing or may develop in the future;
●	our estimates of market sizes and anticipated uses of our products;
●	our business strategy and our underlying assumptions about market data, demographic trends, pricing trends, and trends relating to customer collections;
●	our estimates regarding anticipated operating losses, future revenue, expenses, capital requirements, and liquidity;
●	our ability to control our costs, achieve profitability, and the potential need to raise additional funding;
●	our ability to maintain an adequate sales network for our products;
●	our ability to enhance our international sales networks and product penetration;
●	our ability to attract and retain a qualified management team, as well as other qualified personnel and advisors;
●	our management team’s ability to accommodate growth;
●	our ability to protect our intellectual property, and to not infringe upon the intellectual property of third parties;
●	our ability to meet the financial covenants under our credit facility;
●	our ability to conclude that we have effective disclosure controls and procedures;
●	loss of key personnel;
●	failure to integrate the operations of our merged company following Chyron Corporation’s merger with Hego in May 2013; and
●	other factors discussed elsewhere in this registration statement.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We have included important factors in the cautionary statements included in this registration statement, particularly in the section entitled “Risk Factors” beginning on page 3 that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, the selling stockholders may from time to time sell the shares of common stock described in this prospectus in one or more offerings. We will not receive any of the proceeds from these sales. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.

This prospectus does not contain all of the information included in the registration statement. For a more complete understanding of the offering of the securities, you should refer to the registration statement, including its exhibits. A prospectus supplement may also add, update or change information contained or incorporated by reference in this prospectus. However, no prospectus supplement will fundamentally change the terms that are set forth in this prospectus or offer a security that is not registered and described in this prospectus at the time of its effectiveness. This prospectus, together with any applicable prospectus supplements and the documents incorporated by reference into this prospectus, includes all material information relating to this offering. You should carefully read this prospectus, any applicable prospectus supplement, the information and documents incorporated herein by reference and the additional information under the heading “Where You Can Find More Information” before making an investment decision.

Unless the context otherwise requires, “ChyronHego,” “the Company,” “we,” “us,” “our” and similar names refer to ChyronHego Corporation and our subsidiaries, unless the context requires otherwise.

Trademarks currently owned and used by ChyronHego include: Chyron, Hego, The Company The Whole World Watches, HyperX, Tracab, Lyric , CAMIO, MediaMaker, ENGAGE, SHOUT, CODI, Intelligent Interface, WAPSTR, ChyTV, Chy Alert, , MAX!>, and MAXINE!. Other trademarks, trade names and service marks used in this prospectus are the property of their respective owners.

We obtained industry and market data used throughout and incorporated by reference into this prospectus through our research, surveys and studies conducted by third parties and industry and general publications. We have not independently verified market and industry data from third-party sources.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” information that we file with them. Incorporation by reference allows us to disclose important information to you by referring you to those other documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We filed a registration statement on Form S-3 under the Securities Act with the SEC with respect to the common stock being offered pursuant to this prospectus. This prospectus omits certain information contained in the registration statement, as permitted by the SEC. You should refer to the registration statement, including the exhibits, for further information about us and the common stock being offered pursuant to this prospectus. Statements in this prospectus regarding the provisions of certain documents filed with, or incorporated by reference in, the registration statement are not necessarily complete and each statement is qualified in all respects by that reference. Copies of all or any part of the registration statement, including the documents incorporated by reference or the exhibits, may be obtained upon payment of the prescribed rates at the offices of the SEC listed below in “Where You Can Find More Information.” The documents we are incorporating by reference are:

(a) Our Annual Report on Form 10-K for the year ended December 31, 2013, filed on March 14, 2014 (File No. 001-09014);

(b) Our Current Reports on Form 8-K filed on February 14 and April 9, 2014 (File No. 001-09014);

(c) Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2014, filed on May 13, 2014 (File No. 001-09014);

(d) The portions of our Definitive Proxy Statement on Schedule 14A that are deemed “filed” with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) (filing date April 3, 2014 (File No. 001-09014));

(e) The description of our common stock contained in our Registration Statement on Form 8-A, filed on September 2, 2008 (File No. 001-09014), and any amendment or reports filed with the SEC for purposes of updating such description, including the Company’s Restated Certificate of Incorporation filed as Exhibit 3(a) to our Annual Report on Form 10-K for the fiscal year ended June 30, 1991 (File No. 001-05110), as amended by a Certificate of Amendment filed as Exhibit 3(c) to our Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (File No. 001-09014), a Certificate of Amendment filed as Exhibit 3(i) to our Current Report on Form 8-K on September 24, 2007 (File No. 001-05110), and a Certificate of Amendment filed as Exhibit 3.1 to our Current Report on Form 8-K filed on May 29, 2013 (File No. 001-09014), and our Amended and Restated By-laws, as amended, filed as Exhibit 3.1 to our Annual Report on Form 8-K on November 14, 2013 (File No. 001-09014); and

(f) All of the filings pursuant to the Securities Exchange Act of 1934, as amended, after the date of the filing of the original registration statement and prior to the effectiveness of the registration statement.

In addition, all documents subsequently filed by us pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act, as amended, before the date any offering under this prospectus is terminated or completed are deemed to be incorporated by reference into, and to be a part of, this prospectus.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is deemed to be incorporated by reference into this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request, orally or in writing, a copy of any or all of the documents incorporated herein by reference. These documents will be provided to you at no cost, by contacting: Investor Relations, ChyronHego Corporation, 5 Hub Drive, Melville, NY 11747. Our telephone number is (631) 845-2000, press 6. Our email address is Investor.relations@chyronhego.com.

PROSPECTUS SUMMARY

The following is a summary of what we believe to be the most important aspects of our business. We urge you to read this entire prospectus, including the more detailed consolidated financial statements, notes to the consolidated financial statements and other information incorporated by reference from our other filings with the SEC or included in any applicable prospectus supplement. Investing in our securities involves risks. Therefore, carefully consider the risk factors in this prospectus and in any prospectus supplements and in our most recent annual and quarterly filings with the SEC, as well as other information in this prospectus and any prospectus supplements and the documents incorporated by reference herein or therein, before purchasing our securities. Each of the risk factors could adversely affect our business, operating results and financial condition, as well as adversely affect the value of an investment in our securities.

About ChyronHego Corporation

In May 2013, Chyron Corporation acquired the outstanding stock of Hego Aktiebolag, and the combined company changed its name to ChyronHego Corporation. ChyronHego is a global leader in broadcast graphics creation, playout, and real-time data visualization offering a wide variety of products and services for live television, news, and sports production. ChyronHego’s end-to-end graphics offerings include hosted services for graphics creation and order management, on-air graphics systems, clip servers, social media and second screen applications, channel branding, graphics asset management, touch graphics, telestration, virtual placement and player tracking.

From the newsroom to the control room to the mobile unit on-the-go, ChyronHego continues to develop innovative technology for the unique and shifting demands of live production. With industry-winning solutions such as the Axis World Graphics online content creation and order management system, the TRACAB image tracking system, and ENGAGE, a second screen and social TV gateway – ChyronHego’s fully integrated product line offers custom-tailored, cost-effective graphics solutions and services to the community of professionals who create, manage and distribute media content worldwide.

ChyronHego's graphics products and services are used by thousands of broadcasters from around the world including ABC, FOX, CBS, ESPN, Turner Entertainment Networks, The Golf Channel, Home Shopping Network, ITVNews, the BBC, SkySports, Korean Broadcasting, Germany's BR and NDR networks, plus local stations in every major television market.

Headquartered in New York, the company also has offices in Sweden, Finland, Norway, Denmark, Czech Republic, Slovak Republic, the United Kingdom, Germany, Mexico, and Singapore.

Company address and telephone number

Our principal executive offices are located at 5 Hub Drive, Melville, NY 11747 (telephone: 613-845-2000).

THE OFFERING

Issuer	ChyronHego Corporation

Selling Stockholders

Investors who were issued or assigned shares of our common stock in private transactions in May 2013, October 2013 and February 2014 in connection with our acquisitions of Hego and its subsidiary Hego Trac, some of whom may receive additional shares of our common stock if certain earn-out events occur, as set forth in the Hego Stock Purchase Agreement.

Securities offered by Selling Stockholders	Up to 18,919,129 shares of our common stock.

Use of proceeds	We will not receive any proceeds from sales of the shares of common stock sold from time to time under this prospectus by the selling stockholders.

NASDAQ Global Market symbol	“CHYR”

Risk factors

Investing in our common stock involves a high degree of risk. See “Risk Factors” on page 3 of this prospectus, “Risk Factors” in Item 1A of our most recent Annual Report on Form 10-K and Item 1A of each subsequently filed Quarterly Report on Form 10-Q or Annual Report on Form 10-K (which documents are incorporated by reference herein).

RISK FACTORS

Investing in our common stock involves a high degree of risk. Prior to making a decision about investing in our common stock, you should carefully consider the specific factors set forth below together with all of the other information contained or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under the heading “Risk Factors” included in Item 1A of our most recent Annual Report on Form 10-K and in Item 1A of each subsequently filed Quarterly Report on Form 10-Q, each of which are on file with the SEC and are incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. These risks could materially affect our business, results of operations or financial condition and cause the value of our common stock to decline. You could lose all or part of your investment. See “Incorporation of Documents by Reference” and “Where You Can Find More Information” in this prospectus.

Risks Related to Our Business

We may not realize the benefits of the merger with Hego because of integration difficulties.

It may not be possible to realize the full benefits that we anticipated will result from the May 2013 merger with Hego. Integrating the operations of Hego successfully or otherwise realizing any of the anticipated benefits of the transaction with Hego, including anticipated cost savings and additional revenue opportunities, involves a number of challenges. The failure to meet these integration challenges could seriously harm our results of operations and the market price of our common stock may decline as a result.

Realizing the benefits of the transaction will depend in part on the integration of information technology, operations, personnel and sales forces. These integration activities are complex and time-consuming and we may encounter unexpected difficulties or incur unexpected costs, including:

●

our inability to achieve the cost savings and operating synergies anticipated in the transaction, which would prevent us from achieving the positive earnings gains expected as a result of the transaction;

●	diversion of management attention from ongoing business concerns to integration matters;
●	difficulties in consolidating and rationalizing information technology platforms and administrative infrastructures;
●	complexities in managing a significantly larger company than before the completion of the transaction;
●	complexities associated with managing the combined businesses and consolidating multiple physical locations where management may determine consolidation is desirable;
●	difficulties in the assimilation of Hego employees and the integration of two business cultures;
●	challenges in combining product offerings and sales and marketing activities;
●	challenges in demonstrating to our customers and to customers of Hego that the transaction will not result in adverse changes in customer service standards or business focus; and
●	possible cash flow interruption or loss of revenue as a result of change of ownership transitional matters.

We may not successfully integrate the operations of the businesses of Hego in a timely manner, and we may not realize the anticipated net reductions in costs and expenses and other benefits and synergies of the transaction of Hego to the extent, or in the timeframe, anticipated. In addition to the integration risks discussed above, our ability to realize these net reductions in costs and expenses and other benefits and synergies could be adversely impacted by practical or legal constraints on our ability to combine operations. As a non-public, non-U.S. company, Hego did not have to comply with the requirements of the Sarbanes-Oxley Act of 2002 for internal control and other procedures. Bringing Hego’s systems into compliance with those requirements may cause us to incur substantial additional expense. In addition, the integration process may cause an interruption of, or loss of momentum in, the activities of our business. If our management is not able to effectively manage the integration process, or if any significant business activities are interrupted as a result of the integration process, our business could suffer and our results of operations and financial condition may be harmed.

Current and future economic conditions may adversely affect our business and customers.

The United States and other countries in which we operate continue to struggle to emerge from economic recessions. This could adversely affect overall spending on technology and services and reduce demand or delay payments for our products and services. The continuing unfavorable economic environment may also cause our customers to have difficulty obtaining capital at adequate or historical levels to finance their ongoing business and operations and our customers may face insolvency, all of which could impair their ability to make timely payments and continue operations. Further, we may experience supply chain delays, disruptions or other problems associated with financial constraints faced by our suppliers and subcontractors. We are unable to predict the duration and severity of the weakened economic conditions and such conditions could adversely impact our business, operating results and financial condition.

Our revenues may fluctuate from period to period and therefore may fail to meet expectations, which could have a material adverse effect on our business, financial condition and results of operations.

Our revenues have fluctuated in the past and may do so in the future. In addition, our revenues may not follow any past trends. Our financial results depend on many factors and may fail to meet our expectations for a number of reasons. A variety of factors could cause our revenues to fluctuate, including decreased capital spending by our customers, the financial health of our customers, changes in customer demand for our products, changes in our product mix, the need for continual, rapid new product introductions, our degree of success in executing our strategy to develop and market web-based content creation solutions, quality and market acceptance of new products and services, competitive pricing pressures, the cyclical nature of the broadcast industry and other markets in which our products and services are sold, and economic conditions affecting our customers and us. Any failure to meet expectations could have a material adverse effect on our business, financial condition and results of operations.

If we fail to successfully continue to develop, introduce and sell new products and services, then we may be unable to compete effectively in the future.

We operate in a highly competitive, quickly changing environment marked by rapid obsolescence of existing products. Our future success depends on our ability to develop, introduce and successfully market our workflow and order management system, other new products employing the latest technologies, our production and timing and data services, and development services for custom high performance solutions that meet the rapidly evolving requirements of our customers. Our success increasingly depends on the ability to cement our position in new segments of the broadcast market.. If any of the following occur, then our business, financial condition and results of operations may be materially harmed:

●	we fail to complete and introduce new product designs and services in a timely manner;
●	we are unable to have these new products manufactured or developed according to design specifications;
●	our customers do not perceive value in our new offerings and demand deep discounts;
●	we do not open the appropriate marketing/sales channels for our products and services;
●	our sales channels do not create adequate demand for our products and services; or
●	market demand for our new products and services does not develop as anticipated.

If we are unable to keep up with rapid change in our industry, our business may suffer.

The markets for our products are characterized by rapidly changing technology, evolving industry standards and frequent new product introductions, enhancements and changes in workflow by our customers, our customers' other vendors and our competitors. Due to technological advancements and changes in industry standards, our products may become obsolete or the prices at which we can sell them may decline. Future technological advances in the television, video and multimedia industries may result in the availability of new products or services that could compete with our products or require us to reduce the price of our existing products or services. The availability of competing or less expensive products could cause our existing or potential customers to fulfill their needs more effectively and cost-efficiently with products other than ours.

We may not be successful in enhancing our products and services or in developing, manufacturing or marketing new products that satisfy customer needs or achieve market acceptance. In addition, services, products or technologies developed by others may render our products or technologies uncompetitive, unmarketable or obsolete. Announcements of currently planned or other new product offerings by either our competitors or us may cause customers to defer or fail to purchase our existing products or services.

In addition, it is possible that errors or failures may be found in our products. Such errors or failures could cause delays in product introductions and shipments or require design modifications that could adversely affect our sales and our competitive position and could increase warranty claims. This could result in an increase in the inventory of our products. If we do not develop, on a timely basis, new products and enhancements to existing products, or correct errors should they arise, or if such new products or enhancements do not achieve market acceptance, then our business, financial condition and results of operations may suffer. Furthermore, the trend toward the use of software-based and web-based solutions, including our own hosted services, may cause price erosion in our legacy products, create opportunities for new competitors, allow existing competitors enhanced opportunities and limit the sale of our proprietary systems.

We expend substantial resources in developing and selling our products and services, and we may be unable to generate significant revenue as a result of these efforts.

To establish market acceptance of our products and services, we must dedicate significant resources to research and development, production, and sales and marketing. We experience a delay between the time when we expend these resources and the time when we begin to generate revenue, if any, from these expenditures. We record as expenses the costs related to the development of new products as these expenses are incurred. As a result, our profitability from quarter to quarter and from year to year may be materially and adversely affected by the number and timing of sales of our existing products and our new product introductions in any period, and the level of acceptance gained by these products.

Our results of operations could be adversely affected by impairments of goodwill or other long-lived assets and intangible assets.

We recorded $27.9 million of goodwill and intangible assets on our balance sheet as of December 31, 2013. Goodwill is not amortized, but instead must be tested at least annually for impairment by applying a fair-value-based test. Goodwill is deemed impaired to the extent that its carrying amount exceeds the fair value of the reporting unit. Although our latest tests indicate that no goodwill impairment is currently required, future deterioration in market conditions could lead to goodwill impairments that could have a negative effect on our results of operations.

We have incurred net losses in recently completed fiscal years and we may continue to incur net losses in future periods.

The losses that we have incurred in recently completed fiscal years, among other things, adversely affect our shareholders’ equity and working capital. These losses, and the principal factors or components underlying them, are discussed in “Management's Discussion and Analysis of Financial Condition and Results of Operations” in Item 7 of our Annual Report, which are incorporated by reference herein. We cannot be certain when, or if, our operations will be profitable or, if we become profitable whether profitability can be sustained.

We will be unable to compete effectively if we fail to anticipate product opportunities based upon emerging technologies and standards and fail to develop products and services that incorporate these technologies and standards.

We may spend significant time and money on research and development to design and develop products and services around an emerging technology or industry standard. If an emerging technology or industry standard that we have identified fails to achieve broad market acceptance in our target markets, then we may be unable to generate significant revenue from our research and development efforts. Moreover, even if we are able to develop products using adopted standards, then our products may not be accepted in our target markets. As a result, our business, financial condition and results of operations would be materially harmed.

If systems manufacturers move away from the use of industry standards that we support with our products and adopt alternative standards, then we may be unable to design and develop new products that conform to these new standards. The expertise required is unique to each industry standard, and we would be required to either hire individuals with the requisite expertise or acquire this expertise through a licensing arrangement or by other means. The demand for individuals with the necessary expertise to develop a product relating to a particular industry standard is generally high, and we may not be able to hire such individuals. The cost to acquire this expertise through licensing or other means may be high and such arrangements may not be possible in a timely manner or on commercially reasonable terms, if at all.

Since most of our systems are Microsoft® Windows®-based, we are vulnerable to issues that arise, both anticipated and unanticipated, whenever a current version of Windows is updated or a new version of Windows is released. When a Windows update is released, Lyric, other ChyronHego applications and/or the graphics systems of our customers may fail to function correctly or at all. Consequently, we incur expenditures conducting an investigation and subsequently, devising a solution. This can be a time- and capital-consuming process. When a new version of Windows is released, we are forced, against our schedule, to rigorously test all of our software and systems using the new version, investigate malfunctions and re-engineer our software where necessary. This financial and labor expenditure is required in order for us to have the ability to officially represent our software and systems as supporting a specific version of Windows. Our revenues and our market share will decline if we do not continue to develop and exploit the compatibility of our products with Windows. Most of our systems ship with Windows 7 or Windows server versions that are currently supported with no end of life timelines. Windows 8, has not yet been validated with our proprietary systems, although it can be used with selected offline software and hosted applications

Because we rely on the implementation of our software and services in Windows and other operating systems, we are exposed to the vagaries of individual systems or installations in which hardware and/or software may interfere with the operation of our software and systems, or be interfered with by our software and/or systems, and our systems may face exposure to computer viruses. For example, because our Axis World Graphics applications are accessed via an Internet web browser, we are required to test Axis within multiple web browsers including Internet Explorer® and Safari® running on both current and legacy Windows and Apple® operating systems. We may spend a significant amount of time and resources ensuring that Axis functions properly on a wide range of systems and within the various operating systems and browsers, and making necessary revisions to Axis to enable compatibility with new versions of these systems. Commissioning our systems, software and services in these situations can consume time and resources beyond original estimates and consequently reduce our profit margins. If we are unable to continue offering our products on the latest versions of these browsers and operating systems, then we will not be able to generate sales of these products, and our business, financial condition and results of operations will be harmed.

We may not successfully develop strategic relationships that may be important to our business.

We believe the formation of strategic relationships will be important to our broadcast offerings. The inability to find strategic partners or the failure of any existing relationships to achieve meaningful positive results for us could harm our business. We rely in part on strategic relationships to help us:

●	maximize visibility and adoption of our products and services through distribution arrangements;
●	enhance our brand;
●	expand the range of commercial activities based on our technology; and
●	increase the performance, functionality and utility of our products and services.

Many of these goals have historically been beyond our traditional strengths. Going forward, we anticipate that we may become more reliant on strategic partners to provide multimedia content and build the necessary infrastructure for media delivery. In addition, the efforts of our strategic partners may be unsuccessful. Furthermore, these strategic relationships may be terminated before we realize any benefit.

We operate in a highly competitive environment and industry and we may lack the resources needed to capture increased market share.

We may not be able to compete successfully against our current or future competitors. The markets for digital and broadcast graphics products and services are highly competitive. These markets are characterized by constant technological change and evolving industry standards. Most of our competitors have significantly greater financial, technical, manufacturing and marketing resources than we have. In addition, certain vendors dominate certain product categories and market segments, on a region-by-region basis, in which we currently operate or may wish to operate in the future. As a result, our ability to compete and operate in these areas may be limited.

We believe that our ability to compete depends on factors both within and outside of our control, including the success and timing of new product and service offerings introduced by us and by our competitors, product performance and price, market presence and customer support. We may not be able to compete successfully with respect to these factors. Maintaining any advantage that we may have, now or in the future, over our competitors will require our continuing investments in research and development, acquisition and retention of highly skilled personnel, competitive analyses, sales and marketing and customer service and support. In addition, as we enter new markets, we may encounter distribution channels, technical requirements and competitive factors that differ from those in the markets in which we currently operate. We may not be able to compete successfully in these new markets. Increased competition in any of our current markets could also result in price reductions, reduced margins or loss of market share, any of which could harm our business, financial condition and results of operations.

We depend on a limited number of suppliers for several key components, which makes us susceptible to shortages or price fluctuations in our supply chain.

During periods of high demand for electronic products, component shortages are possible, and the predictability of the availability of such components may be limited. If shortages persist, the price of these components may increase, or the components may not be available at all. We may not be able to secure enough components at reasonable prices or of acceptable quality to build our products in a timely manner, and our revenues and gross margins could suffer until other sources can be developed. In addition, certain of our key components are purchased from a limited number of suppliers. The development of alternate sources for those components is time-consuming, difficult, and costly. Furthermore, the lead times associated with certain components are lengthy and preclude rapid changes in quantities and delivery schedules. In the event of a component shortage or supply interruption from our suppliers, we may not be able to develop alternate or second sources in a timely manner. If we are unable to buy these components in quantities sufficient to meet our requirements on a timely basis, we will not be able to deliver product to our customers, which would materially harm our business, financial condition and results of operations.

The Company may be impacted by new regulations related to conflict minerals.

In August 2012, the SEC adopted new rules establishing disclosure and reporting requirements regarding the use of certain minerals referred to as “conflict minerals” in products. These new rules will require us to determine, disclose and report whether or not such conflict minerals originate from the Democratic Republic of the Congo or adjoining countries. In addition, these new rules could affect our ability to source certain materials used in our hardware products at competitive prices and could impact the availability of certain minerals used in the manufacture of our hardware products. Our customers may require that our hardware products be free of conflict minerals, and our revenues may be harmed if we are unable to procure conflict-free minerals at a reasonable price. We also expect that there may be costs associated with complying with the disclosure requirements, such as costs related to determining the source of certain minerals used in our products, as well as costs related to possible changes to our hardware products, processes or sources of supply as a consequence of such disclosure and reporting requirements.

Our business will suffer if our network systems fail or become unavailable or if security breaches and other disruptions compromise our information.

In the ordinary course of our business, we collect and store sensitive data in our data centers and on our networks, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our employees. A reduction in the performance, reliability and availability of our network infrastructure would harm our ability to distribute our products and services to our users, as well as our reputation and ability to attract and retain users and content providers. Our systems and operations could be damaged or interrupted by fire, flood, power loss, telecommunications failure, Internet breakdown, earthquake and similar events. Our systems could also be subject to viruses, break-ins, sabotage, acts of terrorism, acts of vandalism, hacking, cyber-terrorism and similar misconduct which could result in unintentional disclosure of proprietary, sensitive or confidential information. Such unauthorized access could expose us, our customers or the individuals to a risk of loss or misuse of information, resulting in litigation or potential liability for us. Although we offer redundant configurations for some of our systems and co-locations of our servers to protect our Axis World Graphics hosted services, we do not offer fully redundant configurations across the entire product line, nor do we have a formal disaster recovery plan. We might not carry adequate business interruption insurance to compensate us for losses that may occur from a system outage. Any system error or failure that causes interruption in availability of products or services or an increase in response time could result in a loss of potential or existing customers or content providers, which could have a material adverse effect on our business, financial condition and results of operations. If we suffer sustained or repeated interruptions, then our products and services could be less attractive to our users and our business would be materially harmed.

We depend upon third-party dealers to market and sell our products and services and they may discontinue sale of our products and services, fail to give our products and services priority or be unable to successfully market, sell and support our products and services.

During 2013, 21% of our sales were made to third-party dealers and independent representatives. Although we have contracts with our dealers and representatives, any of them may terminate their relationship with us on short notice. The loss of one or more of our principal dealers, or our inability to attract new dealers, could materially harm our business. We may lose dealers in the future and we may be unable to recruit additional or replacement dealers. As a result, our future performance will depend in part on our ability to retain our existing dealers and representatives and attract new dealers and representatives who will be able to sell and support our products and services effectively.

Problems associated with international business operations could subject us to risks from financial, operational and political situations, and affect our ability to manufacture and sell our products and services.

Sales to customers located outside the United States accounted for 47% of our total sales in 2013 and 33% of our total sales in 2012. The increased percentage is primarily a result of the merger with Hego, which, prior to the merger, derived 93% of its net sales in 2012 from sales of its products and services outside the United States. We anticipate that sales to customers located outside the United States will continue to represent a significant portion of our total sales in future periods. Accordingly, our operations and revenues are subject to a number of risks associated with foreign commerce, including the following:

●	managing foreign dealers and foreign customers, which may be state corporations or government agencies;
●	differing local product preferences and product requirements;
●	difficulty in staffing, training and managing foreign operations;
●	differing legal regulations and labor relations;
●	political and economic instability;
●	trade protection measures, and timing and availability of import and export licenses;
●

changes in laws, regulations and policies governing operations of foreign-based companies (including potentially negative consequences from changes in tax laws (including potential taxes payable on earnings of foreign subsidiaries upon repatriation), tariffs, environmental directives, freight rates and governmental royalties);

●	inadequate protection of intellectual property rights in some countries;
●	longer collection cycles for accounts receivable payment cycles and difficulties in enforcing contracts;

●	obtaining governmental approvals for certain products; and
●	technical standards which may differ and/or be more stringent that those of the United States, and would cause us to incur expenses associated with obtaining required certifications.

In addition, we are subject to risks arising from currency exchange rate fluctuations, which could increase our costs and may adversely affect our results of operations. The U.S. dollar value of our foreign-generated revenues varies with currency exchange rate fluctuations. The majority of our foreign-generated revenues were generated in Europe. Significant increases in the value of the U.S. dollar relative to foreign currencies could have a material adverse effect on our results of operations.

Any of these factors may, individually or as a group, have a material adverse effect on our financial condition, results of operations and cash flows.

If we are not able to retain our current senior management team or continue to attract and retain qualified technical and business personnel, our business will suffer.

We depend on the members of our management team for our business success. The loss of any one member of our senior management team, including, in particular, Johan Apel, our President and Chief Executive Officer, could result in a significant loss in the knowledge and experience that we, as an organization possess and could cause significant delays, or outright failure, in the development and commercialization of our products, and could hinder the operation of our business. We have an employment agreement with Mr. Apel, which extends through May 23, 2016. The agreement may be terminated by us or Mr. Apel, with or without consent. Mr. Apel is employed on an at-will basis pursuant to the employment agreement. Mr. Apel may be entitled to severance payments under certain circumstances. Mr. Apel is subject to change-in-control provisions pursuant to the employment agreement. Three other members of our senior management team are subject to employment agreements that expire in 2014 or 2016. The loss of the services of Mr. Apel or any member of our senior management team may delay or prevent us from achieving our objectives.

In addition, we believe our future success will depend upon our ability to attract and retain engineers and other highly skilled personnel and sales people. Most of our employees are at-will and only a few are subject to employment contracts. Hiring qualified sales and technical personnel will be difficult due to the limited number of qualified professionals. Competition for these types of employees is high. We have in the past experienced difficulty in recruiting and retaining qualified sales and technical personnel necessary for the development of our business. Failure to attract and retain personnel, particularly sales and technical personnel, would materially harm our business.

We may not be able to protect our proprietary technology and may be sued for infringing on the rights of others.

Protection of intellectual property rights is crucial to our business, because that is how we prevent others from copying innovations that are central to our existing and future products. Our success also depends, in part, upon our ability to operate without infringing upon the rights of others. We rely on a combination of methods to protect our proprietary intellectual property, technology and body of knowledge, such as:

●	trade secret laws;
●	copyright law;
●	trademark law;
●	patent law;
●	contractual provisions;
●	confidentiality agreements; and
●	certain technology and security measures.

Because it is critical to our success that we are able to prevent competitors from copying our innovations, we intend to continue to seek patent and trade secret protection for our products where available and when we deem appropriate. The process of seeking patent protection can be long and expensive, and we cannot be certain that any currently pending or future applications will actually result in issued patents, or that, even if patents are issued, they will be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. We also intend to continue to seek trademark status for our product/service brand names and technologies, in order to prevent our competitors from co-opting these brand names for their own use.

Existing copyright, trademark, patent and trade secret laws afford only limited protection. Moreover, effective protection of copyrights, trade secrets, trademarks and other proprietary rights may be unavailable or limited in certain foreign countries and territories. Domestic and foreign laws, in combination with the steps we have taken to protect our proprietary rights, may not be adequate to prevent misappropriation of our technology or other proprietary rights. The steps we have taken regarding our proprietary technology may not be sufficient to deter misappropriation; for example, we have rights in trademarks, service marks and copyrights that are not registered. We also rely on trade secret protection for our technology, in part through confidentiality agreements with our employees, consultants and third parties; however, employees may breach these agreements, and we may not have adequate remedies for any breach. Also, the copyright, trademark, patent and trade secret laws we rely upon to protect our intellectual property do not preclude competitors from independently developing products with functionality or features similar or superior to our products and technologies, or designing around the patents we own or the technology we create.

In the systems and software industries, companies receive notices from time to time alleging infringement of patents, copyrights or other intellectual property rights of others. In the past we have been, and may from time to time continue to be, notified of claims that we may be infringing patents, copyrights or other intellectual property rights of third parties. Companies may pursue claims against us with respect to the alleged infringement of patents, copyrights or other intellectual property rights of third parties. In addition, litigation may be necessary to protect our intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against third-party claims of infringement. Any litigation could result in substantial costs and diversion of resources from the day-to-day operation of our business.

If a new law or regulation is adopted pertaining to the telecommunications and television industries, it could harm our customers’ business, which could have a material adverse effect on our business, financial condition and results of operations.

The enactment by U.S. federal or state or international governments of new laws or regulations, changes in the interpretation of existing regulations or a reversal of the trend toward deregulation in these industries could cause our customers to suffer, and thereby adversely affect our business, financial condition and results of operations. Television operators are subject to extensive government regulation by the FCC and other U.S. federal and state regulatory agencies. These regulations could limit capital expenditures by television operators and if that occurs, our business, financial condition and results of operations may suffer.

The telecommunications and television industries are subject to extensive regulation in the United States and other countries. Our business is dependent upon the continued growth of these industries in the United States and internationally. Recent legislation has lowered the legal barriers to entry for companies into the United States’ multi-channel television market, but telecommunications companies may not successfully enter this or related markets. Moreover, the growth of our business internationally is dependent in part on similar deregulation of the telecommunications industry abroad and such deregulation may not occur.

We are uncertain of our ability to obtain financing for our future needs, and liquidity issues have and may continue to increase our cost of capital.

At December 31, 2013, we had cash and cash equivalents of $5.3 million and working capital of $1.5 million. We entered into a two-year credit facility with a U.S. bank in November 2013. The credit facility provides for a $4.0 million revolving line of credit with an advance rate of the lesser of $4.0 million or 80% of eligible accounts receivable, less the amount outstanding under the credit facility. We also have revolving credit facilities associated with our European operations that total $1.3 million, of which $0.9 million was outstanding at December 31, 2013. These revolving credit facilities have expiration dates of December 31, 2014 and automatically renew for twelve month periods unless notified by the lender ninety days prior to expiration. We believe that cash on hand, net cash expected to be generated in the business, and the amount available under our lines of credit, will be sufficient to meet our needs for at least the next twelve months if we are able to achieve our planned results of operations and retain the availability of credit under our credit facilities. However, we may need to raise additional funds in order to fund our business, expand our sales and marketing activities, develop or enhance new products and services, respond to competitive pressures and satisfy our existing and any new obligations that may arise. We could be in default under our U.S. credit facility with our bank if: (i) we fail to make payment of principal and interest when due; (ii) we fail to provide to our bank required financial statements, reports and certificates; fail to timely file all required tax returns and pay timely; fail to maintain required insurance policies at levels acceptable to the bank; fail to maintain our primary operating bank accounts with the bank; fail to meet our financial covenants; or fail to comply with the required negative covenants; (iii) we incur a material adverse change in our business, operations or condition; if there is a material impairment in the perfection or priority of the bank's lien on the collateral supporting the credit facility; if there is a material impairment of the prospect of repayment of our obligations to the bank; or the bank determines that there is a reasonable likelihood that we will fail to comply with one or more of our financial covenants in the succeeding financial reporting period; (iv) we become insolvent; (v) are issued a judgment for payment of $100,000 or more net of insurance recovery if any; and (vi) other events of default as described in our Amended and Restated Loan and Security Agreement, as amended, with our bank. In the event of default, the bank’s remedies include any or all of the following: (i) declare all outstanding obligations to the bank, due and payable; (ii) stop advances or credit under the credit facility; (iii) require that we deposit cash in an amount of at least 105% of the dollar amount of any outstanding letters of credit; (iv) terminate any foreign exchange contracts; (v) dispose of collateral adequate to repay the bank any amounts owed to it; and (vi) take additional measures, as outlined in the Loan and Security Agreement, as amended, to protect the bank's interests Additional financing may not be available on terms favorable to us, or at all. Capital is critical to our business, and our ability to raise capital in the event that losses use our available cash would have a material adverse effect on our business, financial condition and results of operations.

Significant changes in discount rates, the actual return on pension assets and other factors could adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations may be negatively impacted by the amount of expense recorded related to our qualified pension plan. Accounting principles generally accepted in the United States (“GAAP”) require that income or expense related to the pension plan be calculated at the annual measurement date using actuarial calculations, which reflect certain assumptions. The most significant of these assumptions relate to interest rates, the capital markets and other economic conditions. Changes in key economic indicators can change these assumptions. These assumptions, as well as the actual value of pension assets at the measurement date, will impact the calculation of pension expense for the year. Although GAAP expense and pension contributions are not directly related, the key economic indicators that affect GAAP expense also affect the amount of cash that we will contribute to our pension plan. Because the values of these pension assets have fluctuated and will continue to fluctuate in response to changing market conditions, the amount of gains or losses that will be recognized in subsequent periods, the impact on the funded status of the pension plan and the future minimum required contributions, if any, could adversely affect our business, financial condition and results of operations.

Our principal shareholders have significant voting power and may vote for actions that may not be in the best interests of our shareholders.

Our officers, directors, their affiliates and 5% or greater shareholders together control approximately 49% of our outstanding common stock (not including options or other convertible securities, as of May 13, 2014. The interests of this group of stockholders may not always coincide with our corporate interests or the interests of other stockholders, and they may act in a manner with which you may not agree or that may not be in the best interests of other stockholders. This concentration of ownership may have the effect of:

●	delaying, deferring or preventing, or alternatively, accelerating or causing, a change in control of our company;
●	entrenching our management and/or Board of Directors;
●	impeding a merger, consolidation, takeover or other business combination involving our company; or
●	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

We increased the level of our insurance coverage following the completion of the merger with Hego; however, future claims could exceed our applicable insurance coverage.

ChyronHego maintains insurance for property and general liability, directors’ and officers’ liability, products liability, workers compensation and other coverage in amounts and on terms deemed adequate by management based on our expectations for future claims. Although we increased the level of our insurance coverage, particularly our directors’ and officers’ liability insurance, following the completion of the merger with Hego, future claims could exceed our applicable insurance coverage, or in some instances our coverage may not cover the applicable claims.

Risks Related to Our Common Stock

Raising additional capital may cause dilution to our existing shareholders, restrict our operations or require us to relinquish rights to our technologies.

Following the Hego merger, we continue to require significant working capital for operations and marketing and research and development activities as well as the expansion and integration of our operations. We may seek additional capital through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect your rights as a shareholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring debt, making capital expenditures or declaring dividends. If we raise additional funds through collaborations, strategic alliances and licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, or grant licenses on terms that are not favorable to us. If we are unable to raise additional funds through equity or debt financing when needed, we may be required to delay, limit, reduce or terminate our product development or commercialization efforts or grant rights to develop and market our products that we would otherwise prefer to develop and market ourselves.

An increase in the number of shares of our common stock outstanding could reduce the price of our common stock.

At December 31, 2013, there were 6.0 million potentially dilutive shares that would be issuable if all outstanding common stock options were exercised, plus an additional 1.4 million shares available for grant under our stock incentive plan. Issuance or sale of a substantial number of shares of additional common stock, or the perception that such issuance or sales could occur, could adversely affect the market price for our common stock as it would result in additional shares of our common stock being available on the public market. These issuances or sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

We have various mechanisms in place to discourage takeover attempts, which may reduce or eliminate your ability to sell your shares for a premium in a change of control transaction.

Various provisions of our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, as amended, and New York corporate law may discourage, delay or prevent a change in control or takeover attempt of our company by a third party that is opposed to by our management and board of directors. Shareholders who might desire to participate in such a transaction may not have the opportunity to do so. These anti-takeover provisions could substantially impede the ability of shareholders to benefit from a change of control or change in our management and board of directors. These provisions include:

●

authorizing the issuance of “blank check” preferred stock that could be issued by our board of directors to increase the number of outstanding shares, issue shares of stock with voting, liquidation and other rights in preference to the rights of common shareholders and thwart a takeover attempt;

●	limiting who may call special meetings of our shareholders; and
●

establishing advance notice requirements for nominations of candidates for election to our board of directors, or for proposing matters that can be acted upon by our shareholders at shareholder meetings.

If we fail to continue to meet all applicable NASDAQ Global Market requirements and the NASDAQ Stock Market determines to delist our common stock, the delisting could adversely affect the market liquidity of our common stock, impair the value of your investment, and harm our business.

Our common stock is currently listed on the NASDAQ Global Market. We have previously received notifications from NASDAQ informing us of certain listing deficiencies, including failure to satisfy the minimum bid price and the minimum stockholders’ equity requirements. Although we have since cured these deficiencies, it is possible that we could fall out of compliance again in the future. If we fail to maintain compliance with any listing requirements, we could be delisted and our common stock would be considered a penny stock under regulations of the SEC and would therefore be subject to rules that impose additional sales practice requirements on broker-dealers who sell our securities. The additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and your ability to sell our securities in the secondary market.

The price of our common stock may be volatile.

The trading price of our common stock has been and may continue to be subject to fluctuations in response to quarter-to-quarter variations in our liquidity and operating results, changes in earnings estimates by analysts, general conditions in the digital media industry, announcements of technological innovations or new products or services introduced by us or our competitors, and other events or factors. The stock market in general, and the shares of technology companies in particular, have experienced extreme price fluctuations in recent years. During the period commencing January 1, 2012, through May 13, 2014, the price of our common stock has ranged between $0.48 and $3.12. This volatility has had a substantial impact on the market prices of securities issued by many companies for reasons unrelated to the operating performance of the companies affected. These broad market fluctuations may adversely affect the market price of our common stock.

Subject to certain limitations, the former Hego shareholders may sell our common stock beginning on August 22, 2014, which could cause our stock price to decline.

The shares of our common stock that the former Hego shareholders received following the merger are subject to certain transfer restrictions until August 22, 2014. The sale of a substantial number of our shares by the former Hego and Hego Trac shareholders or our other stockholders within a short period of time could cause our stock price to decline, make it more difficult for us to raise funds through future offerings of our common stock or acquire other businesses using our common stock as consideration.

USE OF PROCEEDS

All of the shares of common stock being offered hereby are being sold by the selling stockholders identified in this prospectus, their pledgees, donees, transferees or other successors in interest. We will not receive any proceeds from the sale of the shares of our common stock offered by this prospectus. The selling stockholders will receive all of the net proceeds from this offering. See “Selling Stockholders.”

SELLING STOCKHOLDERS

This prospectus relates to the resale of up to 18,919,129 shares of our common stock that are currently held by or that may be issued to the selling stockholders listed below. These shares of our common stock were issued (or may be issued) to the selling stockholders by us in connection with our acquisitions of Hego and its subsidiary Hego Trac, as follows:

●	Shares of common stock transferred to the Hego Shareholders as consideration for the purchase of all the outstanding capital stock of Hego, pursuant to a Stock Purchase Agreement;

●	Shares of common stock to which the Hego Shareholders are entitled if certain earn-out events occur, as set forth in the Stock Purchase Agreement;

●	Shares of common stock assigned by the Hego Shareholders to Stella Advisors pursuant to the Stella Assignment Agreement;

●	Shares of common stock to which Stella Advisors is entitled (pursuant to the Stella Assignment Agreement) if certain earn-out events occur, as set forth in the Stock Purchase Agreement;

●	Shares of common stock transferred to the Hego Trac Shareholders, pursuant to the Hego Trac Purchase Agreement; and

●	Shares of common stock issuable upon the exercise of warrants issued by the Company to the Hego Trac Shareholders pursuant to the Hego Trac Purchase Agreement.

Acquisition of Hego

Initial Share Purchase Consideration. In connection with our acquisition of the outstanding shares of Hego (the “Hego Acquisition”), we contributed 12,199,431 shares of our common stock to our wholly-owned subsidiary Chyron Holdings, Inc., a Delaware corporation (“Chyron Holdings”). Chyron Holdings then contributed the 12,199,431 shares of our common stock to Chyron AB (n/k/a ChyronHego Holding AB). Upon consummation of the Hego Acquisition, and pursuant to the Stock Purchase Agreement, Chyron AB transferred the 12,199,431 shares of our common stock (the “Hego Closing Shares”) to the Hego Shareholders in exchange for 100% of the outstanding capital stock of Hego and Hego became a wholly-owned subsidiary of Chyron AB (which thereafter changed its name to ChyronHego Holding AB).

Earn-Out Consideration. Pursuant to the Stock Purchase Agreement, we have agreed to issue up to an additional 6,099,713 shares of our common stock (the “Hego Earn-Out Shares”) to the Hego Shareholders and their assigns if Hego’s revenue exceeds certain thresholds, as described below. In March 2014, we determined that the first of these thresholds had been met, and issued 2,772,599 Hego Earn-Out Shares to the Hego Shareholders and their assigns. We are obligated under the Stock Purchase Agreement as follows:

●

If Hego’s revenue exceeded $15.5 million from January 1, 2013 through December 31, 2013 (the “2013 Earn-Out Milestone”), we agreed to issue 2,772,599 of the Hego Earn-Out Shares (the “Hego 2013 Earn-Out Shares”) to the Hego Shareholders and their assigns.The Company has determined that this milestone threshold has been satisfied and consequently the Hego 2013 Earn-Out Shares have been issued;

●

If Hego’s revenue exceeds $16.0 million from January 1, 2014 through December 31, 2014 (the “2014 Earn-Out Milestone”), then we will be required to issue 1,584,339 of the Hego Earn-Out Shares (the “Hego 2014 Earn-Out Shares”) to the Hego Shareholders and their assigns;

●

If Hego’s revenue exceeds $16.5 million from January 1, 2015 through December 31, 2015 (the “2015 Earn-Out Milestone”), then we will be required to issue 1,742,775 of the Hego Earn-Out Shares (the “Hego 2015 Earn-Out Shares”) to the Hego Shareholders and their assigns; and

●

Notwithstanding the foregoing, if Hego revenue exceeds $33.0 million from January 1, 2013 through December 31, 2014, then we will be required to issue all of the Hego Earn-Out Shares to the Hego Shareholders and their assigns.

Stella Advisors Assignment

Stella Advisors acted as financial advisor to Hego in connection with the Hego Acquisition pursuant to an engagement letter (the “Stella Engagement Agreement”) by and between Hego and Stella Advisors. As consideration for the delivery of financial advisory services, the Hego Shareholders were required to pay to Stella Advisors a fee equal to 3% of the aggregate transaction proceeds out of the assets of Hego prior to the consummation of our acquisition of the outstanding shares of Hego (the “Stella Advisors Fee”), but the Stella Advisory Fee was not delivered prior to the consummation of the Hego Acquisition.

In full satisfaction of the Hego Shareholders’ obligation to pay to Stella Advisors the Stella Advisors Fee, each Hego Shareholder agreed to assign to Stella Advisors, and Stella Advisors agreed to accept from each Hego Shareholder, a portion of each Hego Shareholder’s Hego Closing Shares and the rights of each Hego Shareholder to receive the Hego Earn-Out Shares pursuant to the Stella Assignment Agreement. The Hego Closing Shares assigned to Stella represent approximately 3% of each Hego Shareholder’s Hego Closing Shares and rights to acquire Hego Earn-Out Shares.

Pursuant to the Stella Assignment Agreement, Stella Advisors was assigned, in the aggregate, 365,981 of the Hego Closing Shares (the “Stella Closing Shares”) and the rights to acquire 83,178 of the Hego 2013 Earn-Out Shares (the “Stella 2013 Earn-Out Shares”), which the Company has issued, 47,531 of the Hego 2014 Earn-Out Shares (the “Stella 2014 Earn-Out Shares”) and 52,282 of the Hego 2015 Earn-Out Shares (the “Stella 2015 Earn-Out Shares” and together with the Stella Closing Shares, the Stella 2013 Earn-Out Shares, and the Stella 2014 Earn-Out Shares, the “Stella Earn-Out Shares”).

Acquisition of Hego Trac

Prior to the consummation of the transactions contemplated by the Hego Trac Purchase Agreement (the “Hego Trac Acquisition”), ChyronHego AB was the beneficial holder of approximately 60% of the outstanding capital stock of Hego Trac. As consideration for the remaining approximately 40% of outstanding capital stock held by the Hego Trac Shareholders, ChyronHego AB issued 413,324 shares of our common stock (the “Hego Trac Shares”) and warrants (the “Hego Trac Warrants”) to purchase up to 206,661 shares of our common stock (the “Hego Trac Warrant Shares”) to the Hego Trac Shareholders. In order for ChyronHego AB to transfer the Hego Trac Shares and Hego Trac Warrants (collectively, the “Hego Trac Securities”), we contributed the Hego Trac Securities to ChyronHego Holdings and then ChyronHego Holdings contributed the Hego Trac Securities to ChyronHego AB. After the consummation of the Hego Trac Acquisition, Hego Trac became a wholly-owned subsidiary of ChyronHego AB.

Registration Rights

The registration statement of which this prospectus is a part has been filed pursuant to registration rights granted to the Hego Shareholders under the Stock Purchase Agreement with respect to the Hego Closing Shares and Hego Earn-Out Shares (which include the Stella Closing Shares and Stella Earn-Out Shares). The registration rights underlying the Stella Closing Shares and Stella Earn-Out Shares were assigned to Stella Advisors pursuant to the Stella Assignment Agreement. Pursuant to the Stock Purchase Agreement, we are obligated to file the registration statement of which this prospectus is a part by no later than nine months after the closing of the Hego Acquisition, which occurred on May 22, 2013. The Stock Purchase Agreement also requires that we use our reasonable best efforts to ensure the registration statement is declared effective as soon as practicable but no later than 120 days after filing and best efforts to keep the registration statement continuously effective until the date that is one year after the date that the latest Hego Earn-Out Shares are issued.

The registration statement of which this prospectus is a part has also been filed pursuant to registration rights granted to the Hego Trac Shareholders under the Hego Trac Purchase Agreement with respect to the Hego Trac Shares and Hego Trac Warrant Shares. Pursuant to the Hego Trac Purchase Agreement, we are obligated to file the registration statement by no later than February 22, 2014 and use commercially reasonable efforts to ensure the registration statement is declared effective as soon as practicable but no later than 120 days after filing.

Selling Stockholder Information

The following table sets forth information with respect to the selling stockholders and the shares of our common stock issued (or issuable) to the Hego Shareholders pursuant to the Stock Purchase Agreement, Stella Advisors pursuant to the Stella Assignment Agreement, and to the Hego Trac Shareholders pursuant to the Hego Trac Purchase Agreement. The selling stockholders may offer all, some or none of their shares of common stock. We cannot advise you as to whether selling stockholders will, in fact, sell any or all of such shares of common stock. In addition, the selling stockholders listed in the table below may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time and from time to time, shares of our common stock in transactions exempt from the registration requirements of the Securities Act after the date on which they provided the information set forth on the table below. Changes in the information concerning the selling stockholders will be set forth in supplements to this prospectus when and if necessary. As of May 12, 2014, there were 35,543,989 shares of our common stock outstanding.

	Number of Shares Beneficially Owned Before the Offering(1)			Maximum Number of Shares Being Offered Hereby(2)		Number of Shares Beneficially Owned After the Offering(3)
Name of Selling Stockholder	Number		Percent(4)	Number		Number	Percent(4)
Westhill Group AB	4,291,693	(5)	12.07	5,245,403	(32)	—	*
Stefan Fjellsten	2,876,645	(6)	8.09	3,515,900	(33)	—	*
Maxflyt AB	1,973,620	(7)	5.55	2,412,203	(34)	—	*
Ulf Bengtsson	930,954	(8)	2.62	1,137,832	(35)	—	*
Mucki Heyman	670,286	(9)	1.89	819,238	(36)	—	*
Tomas Bastinec	558,572	(10)	1.57	682,699	(37)	—	*
Marek Fort	558,572	(11)	1.57	682,699	(38)	—	*
Jesper Gawell	530,643	(12)	1.49	648,563	(39)	—	*
Peter Eriksson	474,787	(13)	1.34	580,295	(40)	—	*
Stella Advisors	449,159	(14)	1.26	548,972	(41)	—	*
Provider Capital AB	349,150	(15)	*	349,150	(42)	—	*
Oskar Norrman	325,834	(16)	*	398,242	(43)	—	*
Orange House AB	297,906	(17)	*	364,107	(44)	—	*
Christian Nylund	204,810	(18)	*	250,324	(45)	—	*
Eric Hayman	195,499	(19)	*	238,943	(46)	—	*
Ian Wray	139,643	(20)	*	170,674	(47)	—	*
Tomas Eriksson	130,334	(21)	*	159,296	(48)	—	*
Resorp Capital AB	116,383	(22)	*	116,383	(49)	—	*
Carl Lundmark	111,715	(23)	*	136,540	(50)	—	*
Timo Lapinoja	93,096	(24)	*	113,784	(51)	—	*
Mattias Edqvist	83,786	(25)	*	102,404	(52)	—	*
David Stubley	77,226	(26)	*	77,226	(53)	—	*
Egnus International Corp	61,998	(27)	*	61,998	(54)	—	*
Charlotta Malander	46,548	(28)	*	56,892	(55)	—	*
Robert Hernadi	15,228	(29)	*	15,228	(56)	—	*
Karin Dahl	18,619	(30)	*	22,756	(57)	—	*
Maria Holm	9,309	(31)	*	11,378	(58)	—	*
TOTAL	15,592,015		*	18,919,129		—	*

*	Represents less than 1% of the total aggregate amount of shares of common stock outstanding as of May 12, 2014.

(1)

Includes 12,199,431 Hego Closing Shares issued to the Hego Shareholders (365,981 of which constitute Stella Closing Shares assigned to Stella Advisors pursuant to the Stella Assignment Agreement); 413,324 Hego Trac Shares issued to the Hego Trac Shareholders pursuant to the Hego Trac Purchase Agreement; 206,661 shares issuable to the Hego Trac Shareholders upon exercise of the Hego Trac warrants issued pursuant to the Hego Trac Purchase Agreement; 2,772,599 Hego 2013 Earn-Out Shares (83,178 of which constitute Stella 2013 Earn-Out Shares; the rights to acquire which were assigned to Stella Advisors pursuant to the Stella Assignment Agreement). Does not include Hego 2014 Earn-Out Shares, Hego 2015 Earn-Out Shares, Stella 2014 Earn-Out Shares, or Stella 2015 Earn-Out Shares.

(2)

Includes 12,199,431 Hego Closing Shares issued to the Hego Shareholders (365,981 of which constitute Stella Closing Shares assigned to Stella Advisors pursuant to the Stella Assignment Agreement); 2,772,599 Hego 2013 Earn-Out Shares (83,178 of which constitute Stella 2013 Earn-Out Shares; the rights to acquire which were assigned to Stella Advisors pursuant to the Stella Assignment Agreement); 1,584,339 Hego 2014 Earn-Out Shares (47,531 of which constitute Stella 2014 Earn-Out Shares; the rights to acquire which were assigned to Stella Advisors pursuant to the Stella Assignment Agreement); 1,742,775 Hego 2015 Earn-Out Shares (52,282 of which constitute Stella 2015 Earn-Out Shares; the rights to acquire which were assigned to Stella Advisors pursuant to the Stella Assignment Agreement); 413,324 Hego Trac Shares issued to the Hego Trac Shareholders pursuant to the Hego Trac Purchase Agreement; and 206,661 shares issuable to the Hego Trac Shareholders upon exercise of the Hego Trac warrants issued pursuant to the Hego Trac Purchase Agreement.

(3)	For purposes of this table only we have assumed that the selling stockholders will sell all of the shares of our common stock offered by this prospectus.
(4)	Calculated based on 35,543,989 shares of our common stock outstanding as of May 12, 2014.
(5)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares. Johan Apel, our President and Chief Executive Officer, beneficially owns the shares held by Westhill Group AB.
(6)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(7)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares. Sören Kjellin, our Chief Technology Officer, beneficially owns the shares held by Maxflyt AB.
(8)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(9)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(10)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(11)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(12)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(13)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(14)

Consists of Stella Closing Shares (assigned to Stella Advisors pursuant to the Stella Assignment Agreement; the right to acquire which was assigned to Stella Advisors pursuant to the Stella Assignment Agreement); and Stella 2013 Earn-Out Shares. Henrik Sundberg, who joined our Board of Directors upon the consummation of the Hego Acquisition, is affiliated with Stella Advisors.

(15)	Consists of 232,767 Hego Trac Shares and 116,383 shares underlying the Hego Trac Warrants issued pursuant to the Hego Trac Purchase Agreement.
(16)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(17)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(18)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(19)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(20)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(21)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.

(22)     Consists of 77,589 Hego Trac Shares and 38,794 shares underlying the Hego Trac Warrants issued pursuant to the Hego Trac Purchase Agreement.

(23)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(24)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(25)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(26)	Consists of 51,484 Hego Trac Shares and 25,742 shares underlying the Hego Trac Warrants issued pursuant to the Hego Trac Purchase Agreement.
(27)	Consists of 41,332 Hego Trac Shares and 20,666 shares underlying the Hego Trac Warrants issued pursuant to the Hego Trac Purchase Agreement.
(28)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.

(29)	Consists of 10,152 Hego Trac Shares and 5,076 shares underlying the Hego Trac Warrants issued pursuant to the Hego Trac Purchase Agreement.
(30)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(31)	Consists of Hego Closing Shares and Hego 2013 Earn-Out Shares.
(32)	Includes 454,147 Hego 2014 Earn-Out Shares and 499,563 Hego 2015 Earn-Out Shares. Johan Apel, our President and Chief Executive Officer, beneficially owns the shares held by Westhill Group AB.
(33)	Includes 304,407 Hego 2014 Earn-Out Shares and 334,848 Hego 2015 Earn-Out Shares.
(34)	Includes 208,849 Hego 2014 Earn-Out Shares and 229,734 Hego 2015 Earn-Out Shares. Sören Kjellin, our Chief Technology Officer, beneficially owns the shares held by Maxflyt AB.
(35)	Includes 98,513 Hego 2014 Earn-Out Shares and 108,365 Hego 2015 Earn-Out Shares.
(36)	Includes 70,929 Hego 2014 Earn-Out Shares and 78,023 Hego 2015 Earn-Out Shares.
(37)	Includes 59,108 Hego 2014 Earn-Out Shares and 65,019 Hego 2015 Earn-Out Shares.
(38)	Includes 59,108 Hego 2014 Earn-Out Shares and 65,019 Hego 2015 Earn-Out Shares.
(39)	Includes 56,152 Hego 2014 Earn-Out Shares and 61,768 Hego 2015 Earn-Out Shares.
(40)	Includes 50,242 Hego 2014 Earn-Out Shares and 55,266 Hego 2015 Earn-Out Shares.
(41)

Includes 47,531 Hego 2014 Earn-Out Shares and 52,282 Hego 2015 Earn-Out Shares; the rights to acquire each of which were assigned to Stella Advisors pursuant to the Stella Assignment Agreement. Henrik Sundberg, who joined our Board of Directors upon the consummation of the Hego Acquisition, is affiliated with Stella Advisors.

(42)	Consists of 232,767 Hego Trac Shares and 116,383 shares underlying the Hego Trac Warrants issued pursuant to the Hego Trac Purchase Agreement.
(43)	Includes 34,480 Hego 2014 Earn-Out Shares and 37,928 Hego 2015 Earn-Out Shares.
(44)	Includes 31,524 Hego 2014 Earn-Out Shares and 34,677 Hego 2015 Earn-Out Shares.
(45)	Includes 21,673 Hego 2014 Earn-Out Shares and 23,841 Hego 2015 Earn-Out Shares.
(46)	Includes 20,688 Hego 2014 Earn-Out Shares and 22,756 Hego 2015 Earn-Out Shares.
(47)	Includes 14,777 Hego 2014 Earn-Out Shares and 16,254 Hego 2015 Earn-Out Shares.
(48)	Includes 13,791 Hego 2014 Earn-Out Shares and 15,171 Hego 2015 Earn-Out Shares.
(49)	Consists of 77,589 Hego Trac Shares and 38,794 shares underlying the Hego Trac Warrants issued pursuant to the Hego Trac Purchase Agreement.
(50)	Includes 11,821 Hego 2014 Earn-Out Shares and 13,004 Hego 2015 Earn-Out Shares.
(51)	Includes 9,851 Hego 2014 Earn-Out Shares and 10,837 Hego 2015 Earn-Out Shares.
(52)	Includes 8,866 Hego 2014 Earn-Out Shares and 9,752 Hego 2015 Earn-Out Shares.
(53)	Consists of 51,484 Hego Trac Shares and 25,742 shares underlying the Hego Trac Warrants issued pursuant to the Hego Trac Purchase Agreement.
(54)	Consists of 41,332 Hego Trac Shares and 20,666 shares underlying the Hego Trac Warrants issued pursuant to the Hego Trac Purchase Agreement.
(55)	Includes 4,926 Hego 2014 Earn-Out Shares and 5,418 Hego 2015 Earn-Out Shares.
(56)	Consists of 10,152 Hego Trac Shares and 5,076 shares underlying the Hego Trac Warrants issued pursuant to the Hego Trac Purchase Agreement.
(57)	Includes 1,970 Hego 2014 Earn-Out Shares and 2,167 Hego 2015 Earn-Out Shares.
(58)	Includes 986 Hego 2014 Earn-Out Shares and 1,083 Hego 2015 Earn-Out Shares.

Information set forth in the table above with respect to beneficial ownership has been furnished by each selling stockholder. Except as disclosed above, none of the selling stockholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us or any of our predecessors or affiliates within the past three years.

The shares of our common stock offered pursuant to this prospectus were, or will be, issued to the selling stockholders in transactions that were, or will be, exempt from the registration requirements of the Securities Act.

The selling stockholders listed in the table above may offer and sell, pursuant to this prospectus, any or all of such shares of our common stock owned by them and offered hereby in accordance with one or more of the methods of distribution described under the caption “Plan of Distribution.”

For purposes of this prospectus, the term “selling stockholders” includes each selling stockholder listed above, and any partners, donees, pledgees, transferees or other successors-in-interest from time to time selling shares received from a named selling stockholder as a gift, pledge, partnership distribution or other non-sale transfer.

We will pay the expenses incurred to register the shares being offered by the selling stockholders for resale, but the selling stockholders will pay any underwriting discounts and brokerage commissions associated with these sales.

The fact that the selling stockholders have invested in and hold shares of our common stock is not to be construed as a representation or recommendation of any kind on the part of any selling shareholder as to the investment quality of the shares covered by this prospectus, nor does it imply in any way that any selling stockholder will assist in meeting any of our company's future financial requirements.

PLAN OF DISTRIBUTION

The shares of common stock listed in the table appearing in the “Selling Stockholders” section of this prospectus are being registered to permit public secondary trading of these shares by the holders of such shares from time to time after the date of this prospectus. Registration of the shares of common stock covered by this prospectus does not mean, however, that those shares of common stock necessarily will be offered or sold. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders, which as used herein include donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time offer and sell, transfer or otherwise dispose of any or all of their shares of common stock through underwriters or dealers, directly to purchasers (or a single purchaser) or through broker-dealers or agents. The common stock may be sold in one or more transactions at fixed prices, prevailing market prices at the time of sale, prices related to the prevailing market prices, varying prices determined at the time of sale or negotiated prices. Any such price may be changed from time to time. These prices will be determined by the selling stockholders or by agreement between the selling stockholders and underwriters, dealers or agents who may receive fees or commissions in connection with any such sale. The selling stockholders may dispose of the shares or interests therein by a variety of methods, including the following:

●	on any national securities exchange on which our common stock may be listed at the time of sale, including the NASDAQ Global Market;
●	in the over-the-counter market;
●	in transactions otherwise than on such exchange or in the over-the-counter market, which may include privately negotiated transactions and sales directly to one or more purchasers;
●	short sales;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise; or
●	in any combination of the above or by any other legally available means.

These transactions may include block transactions (in which a broker-dealer will attempt to sell a block of securities as agent but may position and resell a portion of the block as principal to facilitate the transaction) or crosses (in which the same broker-dealer acts as agent on both sides of the trade).

The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than under this prospectus. The selling stockholders are not obligated to, and there is no assurance that the selling stockholders will, sell all or any of the shares we are registering. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with FINRA Rule 2440; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2440.

Selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by or any discounts or concessions allowed to such broker-dealers or agents, and any profit on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act. If underwriters are used in the sale of any securities, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be either offered to the public through underwriting syndicates represented by managing underwriters, or directly by underwriters. Generally, the underwriters’ obligations to purchase the securities will be subject to certain conditions precedent. Generally, the underwriters will be obligated to purchase all of the securities if they purchase any of the securities (other than any securities purchased upon exercise of any over-allotment option).

In connection with the sale of the common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of the common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders may enter into derivative transactions or forward sale agreements on shares of common stock with third parties. In such event, the selling stockholders may pledge the shares underlying such transactions to the counterparties under such agreements, to secure the selling stockholders’ delivery obligation. The counterparties or third parties may borrow shares of common stock from us, the selling stockholders or third parties and sell such shares in a public offering. This prospectus may be delivered in conjunction with such sales. Upon settlement of such transactions, the selling stockholders may deliver shares of common stock to the counterparties that, in turn, the counterparties may deliver to the selling stockholders or third parties, as the case may be, to close out the open borrowings of common stock. The counterparty in such transactions will be an underwriter and will be identified in the applicable prospectus supplement.

Underwriters or agents may purchase and sell the securities in the open market. These transactions may include over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids. Over-allotment involves sales in excess of the offering size, which creates a short position. Stabilizing transactions consist of bids or purchases for the purpose of preventing or slowing a decline in the market price of the securities and are permitted so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. The underwriters or agents also may impose a penalty bid, which permits them to reclaim selling concessions allowed to syndicate activities that may stabilize, maintain or otherwise affect the market price of the securities, which may be higher than the price that might otherwise prevail in the open market. These activities, if begun, may be discontinued at any time. These transactions may be effected on any exchange on which the securities are traded, in the over-the-counter market or otherwise.

In order to comply with the securities laws of some states, if applicable, the shares must be sold in those states only through registered or licensed brokers or dealers. In addition, some states may restrict the selling stockholders from selling shares unless the shares have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

A selling stockholder that is an entity may elect to make a pro rata in-kind distribution of the shares of common stock to its members, partners or shareholders. In such event we may file a prospectus supplement to the extent required by law in order to permit the distributees to use the prospectus to resell the common stock acquired in the distribution. A selling stockholder who is an individual may make gifts of shares of common stock covered hereby. Such donees may use the prospectus to resell the shares or, if required by law, we may file a prospectus supplement naming such donees.

We have agreed with the selling stockholders to use reasonable best efforts to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) one (1) year after the latest date on which any earn-out shares are issued pursuant to the Hego Stock Purchase Agreement, or (2) the date on which all of the shares covered by the registration statement have been sold.

We have agreed to indemnify the selling stockholders against certain civil liabilities, including certain liabilities arising under the Securities Act.

LEGAL MATTERS

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts, will pass upon the validity of the shares of common stock offered by this prospectus.

EXPERTS

The consolidated financial statements of ChyronHego Corporation (formerly Chyron Corporation) as of December 31, 2013 and 2012 and for each of the two years in the period ended December 31, 2013 incorporated by reference in this Prospectus have been so incorporated in reliance on the report of BDO USA, LLP, an independent registered public accounting firm, incorporated herein by reference, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Exchange Act, and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC’s public reference facilities at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference facilities. SEC filings are also available at the SEC’s web site at http://www.sec.gov. We maintain a website at www.chyronhego.com. Information contained in or accessible through our website does not constitute part of this prospectus and you should not rely on that information in deciding whether to invest in our securities, unless that information is also in or incorporated by reference in this prospectus.

This prospectus is only part of a registration statement on Form S-3 that we have filed with the SEC under the Securities Act, and therefore omits certain information contained in the registration statement. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus, and you should refer to the applicable exhibit or schedule for a complete description of any statement referring to any contract or other document. You may inspect a copy of the registration statement, including the exhibits and schedules, without charge, at the public reference room or obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

ChyronHego Corporation

18,919,129 Shares

COMMON STOCK

PROSPECTUS

May 21, 2014